Exhibit 99.1

Management’s Discussion and Analysis
For the Three-month Period Ended March 31, 2011

LABOPHARM INC.
Management’s Discussion and Analysis
For the Three-month Period Ended March 31, 2011

The following information should be read in conjunction with our condensed unaudited interim consolidated financial statements as at March 31, 2011 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2010 and related notes thereto. As of January 1, 2011, we adopted International Financial Reporting Standards [“IFRS”]. The following disclosure and associated condensed unaudited interim consolidated financial statements are presented in accordance with IAS 34, Interim Financial Reporting. The comparative periods for fiscal 2010 have been restated in accordance with IFRS. The Management’s Discussion and Analysis provides a review of the performance of the Corporation for the three-month period ended March 31, 2011, as compared to the three-month period ended March 31, 2010. This review was performed by management with information available as at May 13, 2011. Additional information relating to the Corporation, including its annual report on Form 20-F, can be found on EDGAR at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

Where we say “we”, “us”, “our”, or the “Corporation” we mean Labopharm Inc. and its subsidiaries and the proportionately consolidated entities in which we have an interest, unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective with the meaning of applicable Canadian securities legislation and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•
the ability of our joint venture [“Angelini Labopharm” or the “Joint Venture”] with Gruppo Angelini [“Angelini”], to successfully market OLEPTRO™ in the United States, and the ability of the joint venture to finance its operations, generate acceptable financial returns, generate positive cash flows or make distributions;

•	our estimates of the size of the potential markets for our products and product candidates;
•	our selection and licensing of products and product candidates;

•	our plans to develop and commercialize product candidates and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	clinical development of our products and product candidates, including the results of current and future clinical trials;
•	the benefits of our drug delivery technologies, products and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;
•
our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•
sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;
•	our ability to hire and retain qualified employees;
•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our annual report on Form 20-F for the year ended December 31, 2010 filed on EDGAR with the U.S. Securities and Exchange Commission and on SEDAR with the Canadian Securities Administrators.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are focused on realizing value from our commercialized products and creating additional value by leveraging our emerging technology platforms to develop increasingly differentiated products.

Business review for the quarter

•
In March 2011, as a result of changing circumstances, including very disappointing sales of OLEPTRO™, our once-daily formulation of trazodone, we announced that we had undertaken a complete review of the business including consideration of all available strategic options.

•
Also in March 2011, we announced a reduction of our workforce, eliminating 38 positions which should result in annual cost savings of approximately $3.8 million in research and development, and selling, general and administrative expenses. As a result, we incurred $1,882 of restructuring charges, including termination benefits. Following the reduction, we employ 94 people to support our current operations.

•
We are currently engaged in reviewing our technologies, products and product candidates to determine the appropriate path forward for each of our assets, including consideration of opportunities to monetize our approved products. We believe that our INTELLITABTM and POLYMERIC NANO-DELIVERY SYSTEMSTM [PNDSTM] technology platforms could have potential in their respective fields of application and are evaluating strategies to capitalize on these assets. As part of the strategic review process, we are also exploring potential business combinations that could create value for shareholders. There can be no assurance, however, that these actions will result in any specific transaction.

•
In April 2011, we announced that we had entered into discussions with Angelini, with the objective of restructuring our agreement with Angelini to further preserve capital. We are also reviewing the commercial opportunity of OLEPTRO™ in all territories outside the U.S. To date we have not partnered OLEPTRO™ outside the U.S. and, pending the outcome of the strategic review, as well as the outcome of the aforementioned discussions with Angelini, we are not pursuing discussions to commercialize OLEPTRO™ in Canada, which was approved by Health Canada on January 20, 2011.

•
In May 2011, we announced that Grünenthal GmbH [“Grünenthal”], to whom we had granted the exclusive right to market and sell our twice-daily tramadol/acetaminophen product in certain countries in Europe, has determined that the product is no longer consistent with its global corporate strategy. We have entered into discussions with Grünenthal to terminate our agreement. As a result, we do not expect that our product will be launched in Europe in 2011 as previously anticipated. Our product has received a positive opinion under the European Decentralized Procedure for eight European countries in October 2010, and we have since received Marketing Authorizations from certain individual country regulatory authorities. Subject to the satisfactory resolution of the discussions with Grünenthal, we will work towards establishing a new distribution and supply agreement for our product in certain European markets.

•
In February 2011, we announced that the U.S. National Cancer Institute’s [“NCI”] Nanotechnology Characterization Laboratory [“NCL”] had selected Labopharm’s novel oral cancer therapy, DDS-06E, for pre-clinical toxicity and safety studies. The purpose of the studies, which will be conducted by NCL at no cost to us, is to evaluate DDS-06E as a potential cancer therapy for further development. DDS-06E is our novel formulation of SN-38, the active metabolite in the widely prescribed intravenous colon cancer drug irinotecan, that we have formulated for oral administration using our PNDS™ platform, which enables oral delivery of highly insoluble drugs. Irinotecan remains a first-line therapy for the treatment of colorectal and other serious cancers yet must be delivered intravenously as a prodrug to achieve efficacy. In nude mice bearing human colorectal tumors, our SN-38 formulation administered orally demonstrated equal efficacy and superior tolerability to intravenous irinotecan but did not result in the formation of toxic metabolites (SN-38 glucaronide) that may be dose limiting in humans. Results of the NCL studies are expected towards the middle of 2012.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at March 31, 2011, we had an accumulated deficit of $291,239. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. As at March 31, 2011, cash and cash equivalents amount to $34,591 excluding cash in Angelini Labopharm. Principal repayments of our term loans are currently expected to total approximately $10,300 over the twelve-month period ending March 31, 2012.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond March 31, 2012, excluding any additional funding of the Joint Venture. However, in light of the inherent uncertainties associated with the commercialization of products including the impact of generic threats and other competing products, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical studies, and the receipt of regulatory approval of certain products, it may be necessary for us to either: (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Revenue

Revenue from product sales and the gross margin thereon, together with other sources of revenue, will be key drivers of our performance as we pursue our activities. Since 2003, we have executed license and distribution agreements for the marketing and distribution of our once-daily tramadol product and our twice-daily formulation of tramadol and acetaminophen product, that cover a number of countries, and which have generated a combined $55,176 to date in licensing payments. Furthermore, we have received $27,199 [US$26,000] in cash as a result of the exclusive license agreement for OLEPTRO™ granted to Angelini Labopharm for the U.S. market, of which US$24,500 have been contributed to date to the Joint Venture to fund our share of its net operating loss and working capital requirements.

Operating Expenses

Over the recent past, we have shifted our primary focus to not only research and development activities, but also a more significant role in the commercialization and marketing of our products. As a result, our selling, general and administrative expenses have increased over the past year, primarily due to the commercialization of OLEPTRO™ in the United States through the Joint Venture. In contrast, our research and development expenses have significantly decreased, as a result of cost reduction measures due to more limited financial resources.

CHANGES IN ACCOUNTING POLICIES

Transition to and initial adoption of IFRS

Starting January 1, 2011, we are applying IFRS as issued by the International Accounting Standards Board [“IASB”]. The preparation of the condensed unaudited interim consolidated financial statements for the three-month period ending March 31, 2011 includes the initial adoption of accounting policies under IFRS which are different than the accounting policies used to prepare the most recent annual consolidated financial statements prepared under Canadian generally accepted accounting principles [“GAAP”].

The accounting policies as set out in note 3 to the condensed unaudited interim consolidated financial statements for the three-month period ended March 31, 2011 have been applied consistently to all periods beginning on or after January 1, 2010 presented in these financial statements. Comparative information for the three-month period ended March 31, 2010 and financial statements for the year ended December 31, 2010, have thus been adjusted from amounts previously reported under Canadian GAAP. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 for the purpose of the transition to IFRS, as required by IFRS 1, First-time Adoption of International Financial Reporting Standards.

A reconciliation of previously reported periods in accordance with Canadian GAAP to IFRS, as well as an explanation of how the transition from Canadian GAAP to IFRS has affected our financial position, financial performance and cash flows are provided in note 20 to the condensed unaudited interim consolidated financial statements.

Impact of IFRS on our Corporation

The conversion to IFRS impacts the way we present our financial results. The impact of the conversion to IFRS on our accounting systems has been minimal due to limited changes in accounting policies. Our internal and disclosure control processes, as currently designed, have not required significant modifications as a result of conversion to IFRS. We have assessed the impact of adopting IFRS on our contractual arrangements, and have not identified any material compliance issues. We have also considered the impact that the transition will have on our internal planning process and compensation arrangements and have not identified any significant issues.

Recent accounting pronouncements

In November 2009, the IASB published IFRS 9, Financial Instruments, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, additional requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities as at fair value through profit or loss. If this option is elected, entities would be required to reverse the portion of change in the fair value due to own credit risk out of profit or loss and recognize the change in other comprehensive income. IFRS 9 will become effective for the Corporation on January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. The implementation of the issued standard is not expected to have a significant impact on the Corporation’s financial position or results.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2010 annual audited consolidated financial statements and management’s discussion and analysis, we have identified the accounting policies and estimates that are critical to the understanding of our business and results of operations.With the adoption of IFRS, critical accounting policies and estimates have been updated to conform with this adoption. Please refer to notes 3 and 4 to our condensed interim unaudited consolidated financial statements for the three-month period ended March 31, 2011 for a detailed discussion regarding our significant accounting policies and application of critical accounting judgments, estimates and assumptions.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations could be impacted for the foreseeable future by several factors, including most importantly the actions resulting from our current business and strategic review process, as well as the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations to fluctuations of our results of operations.

Revenue

For the three-month period ended March 31, 2011, total revenue amounted to $5,285, compared to $4,693 for the three-month period ended March 31, 2010.

For the three-month period ended March 31, 2011, product sales were $3,957, compared to $3,228 in 2010, and were comprised of the following:

For the three months ended:	March 31, 2011	March 31, 2010
Product Sales:
Tramadol	3,503	3,228
OOLEPTRO™ - U.S. (by the Joint Venture)	454	-
	3,957	3,228

Product sales of our once-daily tramadol product for the three-month period ended March 31, 2011 increased by $275 or 9% compared to the corresponding period last year, primarily as a result of product sales to the U.S. For territories outside the U.S., higher volumes were offset by a lower average selling price per tablet and an unfavourable year over year variance in the exchange rate of the euro compared to the Canadian dollar as a significant portion of our sales is denominated in euros.

During the three-month period ended March 31, 2011, we recognized licensing revenue of $808, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product, as well as our tramadol-acetaminophen combination product. Licensing revenue for the three-month period ended March 31, 2010 was $594. The increase is primarily due to the partial recognition of the lump sum amount of $4,771 received from Purdue Pharma Products L.P. [“Purdue Pharma”] in December 2010 as compensation for royalties resulting from the net sales, from October 1, 2010 onwards, of RYZOLT™ as per the amendment to the license agreement for our once-daily tramadol product in the U.S. market. The lump sum amount is being amortized over a 39-month period until December 2013 which is the term over which we currently expect to maintain substantive contractual obligations towards Purdue Pharma. No additional royalty revenue is expected from Purdue Pharma on sales of RYZOLT™.

During the three-month period ended March 31, 2010, royalties from the sales of RYZOLT™ in the U.S. were $600.

Revenue from services and research and development collaborations amounted to $520 for the three-month period ended March 31, 2011, and was primarily related to the rendering of services to Angelini Labopharm. Revenue from research and development collaborations amounted to $271 for the three-month period ended March 31, 2010 and was related to two agreements: i) a prototype development and option agreement under which we were developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, and ii) a feasibility study agreement with a third party under which we were formulating a number of its drug compounds using our PNDS™ technology.

Cost of Goods Sold

For the three-month periods ended March 31, 2011 and 2010, cost of goods sold was $2,040 and $1,453, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold and gross margin for our once-daily tramadol product were the following:

For the three months ended:	March 31, 2011	March 31, 2010
Product sales	3,503	3,228
Cost of goods sold	1,621	1,453
Gross margin	1,882	1,775
Gross margin %	54%	55%

Our gross margin percentage on our once-daily tramadol product was slightly lower for the three-month period ended March 31, 2011, compared to the corresponding period in 2010, due to a lower average selling price per tablet primarily as a result of lower average euro to Canadian dollar exchange rate, as well as sales to the U.S. market which generate a lower gross margin. Our gross margin on our once-daily tramadol product will also vary primarily as a result of inventory write-offs, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Cost of goods sold for OLEPTRO™ includes an inventory write-down of $380 on raw materials for potential stale-dating issues considering the slow uptake in sales.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended March 31, 2011 were $2,497, compared to $2,684 for the three-month period ended March 31, 2010. The decrease is primarily due to lower stock-based compensation expense, as well as various cost-reduction initiatives and cost constraints on our development programs.

Estimated provincial refundable research and development tax credits for the three-month period ended March 31, 2011 were $150, compared to $300 for the three-month period ended March 31, 2010, decreasing as a result of reduced admissible expenses as well as a reduced tax credit rate expected in 2011.

Our INTELLITAB™ platform is the most significant research and development project that has not yet generated significant operating revenue. We have completed proof-of-principle using our once-daily tramadol and a twice-daily formulation of oxycodone-acetaminophen, the latter demonstrating the capabilities of INTELLITAB™ in combination products. Our positive pharmacokinetic study on this formulation demonstrated that our product met regulatory requirements for bioavailability compared to the immediate release formulation, as well as controlled release of both active ingredients over a 12-hour period. Importantly, the study also demonstrated INTELLITAB™’s ability to control the release of oxycodone when the tablet was crushed. We are currently engaged in reviewing our technologies, products and product candidates to determine the appropriate path forward for each of our assets. We believe that our INTELLITAB™ and PNDS™ technology platforms could have potential in their respective fields of application and are evaluating strategies to capitalize on these assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended March 31, 2011 were $9,708, compared to $7,537 for the three-month period ended March 31, 2010. The increase is mainly due to our proportionate share, amounting to $5,563 of Angelini Labopharm’s marketing and sales expenses for OLEPTRO™ incurred in 2011. This increase was partially offset by the absence this year of expenses for pre-commercialization and related costs for the U.S. launch of OLEPTRO™ which we incurred prior to the formation of the Joint Venture in May 2010, which totalled approximately $2,300 in the first quarter of 2010, as well as the absence in 2011 of accruals for our share of tramadol patent litigation costs incurred by Purdue Pharma, which amounted to $310 for the three-month period ended March 31, 2010, lower stock-based compensation and other cost reductions as part of our cash preservation initiatives.

Finance Costs

Finance costs for the three-month period ended March 31, 2011 were $1,511 compared to $1,008 for the three-month period ended March 31, 2010. The increase is primarily attributable to the interest on the term loan owed to Paladin Labs Inc. as well as our proportionate share of interest on the term loans of the Joint Venture.

Interest Income

Interest income for the three-month period ended March 31, 2011 was $355 and included an amount of $291, representing interest on the 50% portion of the term loan receivable from Angelini Labopharm not eliminated following the proportionate consolidation of the Joint Venture. Interest income for the three-month period ended March 31, 2010 amounted to $18.

Foreign Exchange Loss

For the three-month period ended March 31, 2011, we recorded a foreign exchange loss of $612, compared to $660 for the three-month period ended March 31, 2010. The foreign exchange loss in the three-month period ended March 31, 2011 is primarily due to the unrealized foreign exchange loss on the excess cash held in U.S. dollars and euros as well as the term loan borrowings to the Joint Venture denominated in U.S. dollars, partially offset by the unrealized foreign exchange gain recorded on our long-term debt denominated in U.S. dollars. The foreign exchange loss in the three-month period ended March 31, 2010 is due primarily to the foreign exchange loss on the excess cash temporarily held in U.S. currency following our equity financing completed in February 2010, partially offset by the foreign exchange gain recorded on our long-term debt and other payables denominated in U.S. dollars.

Restructuring Costs

In March 2011, we announced a reduction of our workforce, eliminating 38 positions which should result in annual cost savings of approximately $3.8 million in research and development, and selling, general and administrative expenses. As a result, we incurred $1,882 of restructuring charges, including termination benefits.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended March 31, 2011 was $12,361 or $0.17 per common share, compared with $8,182 or $0.13 per common share, for the three-month period ended March 31, 2010. The increase in net loss is primarily the result of the restructuring costs and higher selling, general and administrative expenses.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters:

	Three months ended
	IFRS					Canadian GAAP
	March 31, 2011	Dec. 31, 20101	Sept. 30, 20101	June 30, 20101	March 31, 20101	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009
Product sales	3,957	5,201	4,036	4,296	3,228	4,664	5,187	4,827
Licensing	808	866	2,960	27,834	594	1,238	1,191	1,318
Royalties	-	193	544	640	600	637	201	124
Other	520	672	674	801	271	182	46	-
Total Revenue	5,285	6,932	8,214	33,571	4,693	6,721	6,625	6,269
Net earnings (loss)	(12,361)	(8,652)	(8,731)	21,132	(8,182)	(6,358)	(6,904)	(4,874)
Basic and diluted net earnings (loss) per common share	(0.17)	(0.12)	(0.12)	0.30	(0.13)	(0.11)	(0.12)	(0.09)
1 As restated to apply IFRS as issued by the IASB.

Product sales of our once-daily tramadol product have tended to be variable over the last eight quarters. The second and third quarters of 2009 included product sales for the initial launch quantities of our once-daily tramadol product in the U.S. Product sales for the three-month periods ended June 30, September 30, and December 31, 2010 included the portion of our product sales of OLEPTRO™ to Angelini Labopharm which is not eliminated upon proportionate consolidation. Since the three-month period ended September 30, 2010, our product sales also include our proportionate share of Angelini Labopharm’s OLEPTRO™ product sales in the U.S. market based on the sell-through method. Product sales for 2010 and 2011 were also negatively affected by a relatively lower euro to Canadian currency exchange rate compared to 2009. Quarterly product sales can also be affected by reserves for price adjustments.

Licensing revenue has generally been stable quarter to quarter prior to 2010 as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As of January 1, 2010, a change in the estimated period over which we are recognizing the balance of the up-front payment received from Purdue Pharma considerably reduced licensing revenue for the three-month period ended March 31, 2010 and subsequent periods. Furthermore, as previously discussed, as part of the Joint Venture agreement with Gruppo Angelini completed in May 2010, we recorded a $27,199 gain upon the transfer of intellectual property rights to the Joint Venture which was recorded as licensing revenue in the three-month period ended June 30, 2010. During the three-month period ended September 30, 2010, we recognized $2,294 of licensing revenue upon achievement of a favourable pricing decision milestone included in one of our licensing and distribution agreements for our once-daily tramadol product. In addition, licensing revenue for the fourth quarter of 2010 onwards, includes recognition of a portion of the lump sum amount agreed to with Purdue Pharma as compensation for royalties on net sales of RYZOLT™ from October 1, 2010 onwards.

Except for the net earnings generated in the three-month period ended June 30, 2010 as a result of the gain upon the transfer of intellectual property rights to the Joint Venture, net loss has been variable over the last eight quarters, and is impacted primarily by: (i) the level of our revenue; (ii) the level of our selling, general and administrative expenses, particularly the commercialization expenses with respect to OLEPTRO™ and the establishment of the Joint Venture; (iii) the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis in 2009 and 2010; (iv) the level of our research and development spending; and (v) the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. dollar and the euro versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars or euros, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development and commercial activities. As at March 31, 2011, we had an accumulated deficit of $291,239. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

On November 24, 2009, we entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of: (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the SEDA, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. Individual draw downs cannot exceed the number of shares that would represent more than 5% of our market capitalization or the number of shares that would cause the Purchaser and its affiliates to own more than 9.9% of our issued and outstanding shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4.0% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. Based on the maximum number of shares still issuable under the SEDA, and an estimated share price of $0.35, the maximum amount which could be raised under the SEDA would be approximately $3.8 million.

As part of the Joint Venture agreement, and subsequent funding of Angelini Labopharm, both partners have interest-bearing term loans owed to them by the Joint Venture totalling US$40,250 as at March 31, 2011. After applying proportionate consolidation, our term loans receivable from Angelini Labopharm amounted to $19,571 [US$20,125] and our portion of the term loans payable by Angelini Labopharm to Angelini amounted to $19,571 [US$20,125], as at March 31, 2011. Under the Joint Venture agreement, these two financial instruments (both the asset and the liability) bear the same interest rate and are subject to the same repayment terms by the Joint Venture. Both should decrease by the same amount simultaneously upon reimbursement by Angelini Labopharm and should therefore continue to offset each other, as long as the same amount is funded by both partners.

In addition, as at March 31, 2011, we had two additional term loans outstanding totalling $25,798. Principal repayments of our term loans are currently expected to total approximately $10,300 over the twelve-month period ending March 31, 2012.

Cash, cash equivalents and marketable securities, including $1,688 representing our proportionate share of cash within Angelini Labopharm, totalled $36,279 as at March 31, 2011, compared to $49,629 as at December 31, 2010, decreasing by $13,350 primarily as a result of the funds used in our operating activities and debt repayments. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation.

As at March 31, 2011, trade and other receivables totalled $3,586, including $709 receivable from Angelini Labopharm, representing the portion of the receivable for supply of services and interest receivable not eliminated upon proportionate consolidation, as well as $453 representing our proportionate share of the Joint Venture’s trade receivables from the U.S. wholesalers who have purchased OLEPTRO™ for distribution. Research and development tax credits receivable totalled $1,508 and included the estimated refundable tax credits earned for the year ended December 31, 2010 and the three-month period ended March 31, 2011. Inventories totalled $2,951 and consisted of raw materials, intermediate finished product (primarily bulk tablets of once-daily tramadol), as well as finished goods including $222 representing our proportionate share of Angelini Labopharm’s inventory. Prepaid expenses and other assets totalled $2,098 and included our proportionate share of samples of OLEPTRO™ amounting to $972. Trade and other payables totalled $9,120 as at March 31, 2011 and included primarily trade payables and accruals, as well as accrued payroll and related expenses and accrued interest payable. Deferred revenue totalled $20,060 as at March 31, 2011 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadol-acetaminophen combination formulation. Licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee. Deferred revenue also includes our proportionate share of sales of OLEPTRO™ to the wholesalers which have not yet been recognized as revenue as we are using the sell-through method.

Under our current operating plan, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, should be sufficient to finance our operations and capital needs beyond March 31, 2012, excluding any additional funding of the Joint Venture. However, in light of the inherent uncertainties associated with discussions with Angelini, the commercialization of products including the impact of generic threats and other competing products, the ability to secure licensing or distribution agreements, research and development programs, the results of clinical studies, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, (ii) further delay or scale-back our commercial or development programs or other activities, or (iii) monetize certain of our rights, intellectual property or assets.

Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $10,043 for the three-month period ended March 31, 2011, compared to $5,594 for the corresponding period in 2010, increasing primarily as a result of our higher net loss. The impact of net changes in our other balance sheet items related to our operations represented a decrease in funds of $581 for the three-month period ended March 31, 2011, compared to an increase of $3,504 for the corresponding period in 2010. This difference is primarily due to the timely collection of our trade receivables and our research and developments tax credits receivable in the first quarter of 2010.

Funds generated by our investing activities for the three-month period ended March 31, 2011 amounted to $11,072, primarily reflecting proceeds from maturities of our marketable securities, as well as proceeds from the disposal of our long-term notes included in our other non-current financial assets, net of an amount of $2,696 representing 50% of our cash contribution of US$5,500 by way of term loan to Angelini Labopharm which is not eliminated upon proportionate consolidation of the Joint Venture. Funds used to acquire marketable securities during the three-month period ended March 31, 2010 amounted to $5,095.

For the three-month period ended March 31, 2011, funds used in our financing activities amounted to $2,870 and primarily included repayments of the term loan to Hercules Technology Growth Capital, Inc. as per the repayment schedule, the reimbursement of the revolving credit facility following the disposal of our long-term notes included in our other non-current financial assets, as well as payment of interest, net of our $2,696 proportionate share of Angelini Labopharm’s term loan borrowings from the partners which are not eliminated upon proportionate consolidation. Funds generated from financing activities totalled $22,561 for the three-month period ended March 31, 2010 and primarily reflected the equity financing completed in February 2010, as well as the $1,000 draw down on the SEDA.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $179 were issued to the lessors of our facilities in the U.S. and Ireland as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $189 which have been classified as restricted investments, in our interim consolidated financial statements.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require that we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in note 24 to the annual consolidated financial statements for the year ended December 31, 2010, as included in our annual report. There are no material differences on the classification of our financial instruments according to IFRS compared to Canadian GAAP, except for our marketable securities which are designated as carried at fair value through profit or loss under IFRS whereas they were classified as available-for-sale under Canadian GAAP as explained in note 20 to the condensed unaudited interim consolidated financial statements for the three-month period ended March 31, 2011.

OUTSTANDING SHARE DATA

The number of shares outstanding as of May 13, 2011, is 71,571,641, unchanged since March 31, 2011.

As at May 13, 2011, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed in February 2010, 13,529,412 warrants were outstanding and exercisable until February 2013, the combination of two warrants allowing the holder to purchase one common share at US$2.30 per share.

The number of options outstanding as at May 13, 2011, is 4,927,317. Outstanding options have decreased by 237,333 since March 31, 2011 due to the expiry of 245,000 stock options, the forfeiture of 2,333 stock options, and the granting of 10,000 stock options.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and is made known to the President and Chief Executive Officer and the Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting [“ICFR”] to provide reasonable assurance regarding the reliability of the Corporation’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There were no changes in our ICFR that occurred during the period beginning on January 1, 2011 and ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our ICFR.